UniCredit

RECEIVED
JUN 3 0 2005
209
SEC MAIL PROCESSING SECTION WASH. D.C.

File No. 82 - 3185

05009504

Messrs.
UNITED STATES SECURITY AND
EXCHANGE COMMISSION
FILING DESK
450 Fifth St.N.W.Judiciary Plaza
20549 WASHINGTON D.C. USA

Milan, June 28th, 2005

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Call of the Extraordinary Shareholders Meeting of UniCredito Italiano, which was published on June 25th 2005 in the Official Gazette of the Italian Republic, "Sole 24 Ore", "La Repubblica" and on June 27th in the "Financial Times" (European edition).

We attach also a copy of the Notice of the Call of the Ordinary Shareholders Meeting of UniCredito Italiano, which was published on June 27th 2005 in the Official Gazette of the Italian Republic, "Sole 24 Ore", "La Repubblica" and in the "Financial Times" (European edition).

We remain at your disposal, should you need further information.

Yours faithfully,

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

UniCredito Italiano
Direzione Centrale
Affari Societari e Legale

Leo

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

UniCredit

A joint stock company. Registered office: Via Dante 1, Genoa (Italy) - Head office: Piazza Cordusio, Milan (Italy) Registered with the Genoa Court, tax code and Vat number no. 00348170101 and with the Banks Register and belonging to the UniCredito Italiano Banking Group, registered with the Banking Groups Register under Code no. 3135.1. Member of the Interbank Deposit Protection Fund. Capital € 3,169,025,381.50, fully paid up.

The Shareholders of UniCredito Italiano are convened to an Extraordinary Shareholder's Meeting to be held on 27th July 2005 at 6.30 pm in Genoa – Via Dante, 1 and, if necessary, on second and third call on 28th July 2005 at 6.30 pm and 29th July 2005 at 10.00 respectively, at the same location to discuss and resolve on the following

AGENDA

1) Increase in share capital – according to section 2441, paragraph 4 and 6, of the Italian Civil Code – of up to a maximum of euro. 2.343.642.931,00, by issuing a maximum number of 4.687.285.862 ordinary shares to be released upon assignment of HvB, Bank Austria and BPH shares, following amendment to art. 5 of the company's bylaws.
2) Amendments to art. 20, 21, 23 and 24 of the company's bylaws.

The Illustrative reports of the Directors relative to the matters raised in the agenda will be filed at the Bank's registered office and Head Office by 12th July 2005, and at the Borsa Italiana SpA; the informative report will be filed with the same procedure by 15th July in accordance with art. 70.4 Consob Regulation 11971/99. All documentation may be requested freely by shareholders.

According to Section 12 of the Company's bylaws and to Section 3 of the General Meetings' Regulations, the Meeting may be attended by all those who hold ordinary shares and are already included in the Register of Shareholders, and who provide copy of certification from their broker.
This communication, according to Section 12 of the Bylaws must be recived by the company at least 2 days before the date on which the General Meeting will take place. During this period and up until the end of the Meeting, the shares will be unavailable.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
As provided for by section 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Section 2372 of the Civil Code".

UniCredit

A joint stock company. Registered office: Via Dante 1, Genoa (Italy) - Head office: Piazza Cordusio, Milan (Italy) Registered with the Genoa Court, tax code and Vat number no. 00348170101 and with the Banks Register and belonging to the UniCredito Italiano Banking Group, registered with the Banking Groups Register under Code no. 3135.1. Member of the Interbank Deposit Protection Fund. Capital € 3,169,025,381.50, fully paid up.

The Shareholders of UniCredito Italiano are convened to an Ordinary Shareholders' Meeting to be held on 28 July 2005 at 6.00 Pm in Genoa - via Dante, 1 - and, if necessary, on second call, 29 July 2005 at 12.00 am or in any case at the end of the Extraordinary Meeting in third call at 10.00 am at the same day, at the same location, to discuss and to resolve on the following

AGENDA

- Calculation of compensations to be awarded to Members of the Company's Auditing Committee and the President of the Auditing Authority according to the law D.lgs. 231/2001.

The Illustrative reports of the Directors relative to the matter raised in the agenda will be filed at the Bank's registered office and Head Office by 13th July 2005, and at the Borsa Italiana SpA. All documentation may be examined by shareholders.

According to Section 12 of the Company's bylaws and to Section 3 of the General Meetings' Regulations, the Meeting may be attended by all those who hold ordinary shares and are already included in the Register of Shareholders, and who provide copy of certification from their broker.
This communication, according to Section 12 of the Bylaws must be recived by the company at least 2 days before the date on which the General Meeting will take place. During this period and up until the end of the Meeting, the shares will be unavailable.

THE CHAIRMAN OF THE BOARD OF DIRECTORS

The shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
As provided for by section 13 of the Articles of Association, "except where otherwise governed by current laws on proxy votes, shareholders with the right to attend the Annual General Meeting may be represented by third parties (whether shareholders or not), in accordance with Section 2372 of the Civil Code".